Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

May 28, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Annual Secretarial Compliance Report for the year ended March 31, 2026

Please find enclosed herewith Annual Secretarial Compliance Report for the year ended March 31, 2026, under Regulation 24A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

MAKARAND M. JOSHI & CO. COMPANY SECRETARIES

Secretarial Compliance Report of Dr. Reddy's Laboratories Limited

for the financial year ended March 31, 2026

We, M/s. Makarand M. Joshi & Co., Practicing Company Secretaries, have examined:

(a) all the documents and records made available to us and explanation provided by Dr. Reddy's Laboratories Limited ('the listed entity'),

(b) the filings/ submissions made by the listed entity to the Stock Exchanges,

(c) website of the listed entity,

(d) any other document/filing, as may be relevant, which has been relied upon to make this certification,

for the financial year ended on March 31, 2026 ('Review Period') in respect of compliance with the provisions of:

(a) the Securities and Exchange Board of India Act, 1992 ('SEBI Act') and the Regulations, circulars, guidelines issued thereunder; and

(b) the Securities Contracts (Regulation) Act, 1956 ('SCRA'), rules made thereunder and the Regulations, circulars, guidelines issued thereunder by the Securities and Exchange Board of India ('SEBI');

The specific Regulations, whose provisions and the circulars/guidelines issued thereunder, have been examined, include: -

a)	Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred as 'Listing Regulations');

b)	Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; (Not Applicable to the listed entity during the Review Period)

c)	Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

d)	Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018; (Not Applicable to the listed entity during the Review Period)

e)	Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

Head Office

Ecstasy, 802-805, 8th Floor, Citi Of Joy, JSD, Mulund West, Mumbai- 400080, Maharashtra

Board Number: +91 22 3100 8600 Website: www.mmjc.in,www.csrcares.in

f)	Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; (Not Applicable to the listed entity during the Review Period)

g)	Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

and circulars/ guidelines issued thereunder.

Further in terms of SEBI Circular no SEBI/HO/CFD/CFD-PoD-2/CIR/P/2024/185 dated December 31, 2024 in respect requirement of disclosure of Employee Benefit Scheme Documents in terms of regulation 46(2)(za) of Listing Regulations.

and based on the above examination, we hereby report that, during the review period:

(a) The listed entity has complied with the provisions of the above Regulations and circulars/guidelines issued thereunder except:

Sr.	Compliance	Regula	Deviat	Action	Type	Details	Fine	Observati	Mana	Rema
No.	Requirement	tion	ions	Taken	of	of	Amo	ons/	eeme	rks
	(Regulations/	/Circul			Action	violati	unt	Remarks	nt
	circulars/	ar No.				on		of the	Respo
	guidelines							Practicing	nse
	including							Company
	specific							Secretary
clause)
Nil

(b) The listed entity has taken following actions to comply with the observations made in previous reports:

Sr.	Observation	Observat	Compliance	Details of	Remedial	Comments
No.	s/ Remarks	ions	Requirement	violation /	actions, if any.	of the PCS
	of the	made in	(Regulations/c	deviations and	taken by the	on the
	Practicing	The	irculars/guidel	actions taken /	listed entity	actions
	Company	secretari	ines	penalty		taken by
	Secretary in	al	including	imposed, if		the listed
	the previous	complia	specific clause	any, on the		entity
	reports	nee		listed entity
report
for
the year
ended...
Not Applicable

(c) We hereby report that, during the Review Period the compliance status of the listed entity is appended as below:

Sr.	Particulars	Compliance	Observations /
No.		Status	Remarks by
		(Yes/No/NA)	PCS*
1.	Secretarial Standards:
	The compliances of the listed entity are in accordance with the applicable Secretarial Standards (SS) issued by the Institute of Company Secretaries India (ICSI).	Yes	-
2.	Adoption and timely updation of the Policies:
	• All applicable policies under SEBI Regulations are adopted with the approval of Board of Directors of the listed entities.	Yes	-
	• All the policies are in conformity with SEBI Regulations and have been reviewed & timely updated as per the regulations/ circulars/guidelines issued by SEBI.	Yes	-
3.	Maintenance and disclosures on Website:

	• The Listed entity is maintaining a functional website.	Yes	-
	• Timely dissemination of the documents/ information under a separate section on the website.	Yes	-
	• Web-links provided in annual corporate governance reports under Regulation 27 (2) of Listing Regulations are accurate and specific which redirects to the relevant document(s)/section of the website.	Yes	-
4.	Disqualification of Director:
	None of the Directors of the listed entity are disqualified under Section 164 of Companies Act, 2013 as confirmed by the listed entity.	Yes	-
5.	Details related to Subsidiaries of listed entity have been examined w.r.t.:
	(a) Identification of material subsidiary companies	(a) Yes	-

	(b) Requirements with respect to disclosure of material as well as other subsidiaries	(b) Yes	-

6.	Preservation of Documents:
	The listed entity is preserving and maintaining records as prescribed under SEBI Regulations and disposal of records as per Policy of Preservation of Documents and Archival policy prescribed under the Listing Regulations.	Yes	-
7.	Performance Evaluation:
	The listed entity has conducted performance evaluation of the Board, Independent Directors and the Committees at the start of every financial year as prescribed in SEBI Regulations.	Yes	-
8.	Related Party Transactions (RPT):

	(a) The listed entity has obtained prior approval of Audit Committee for all Related party transactions.	(a) Yes	(a) -

(b) In case no prior approval obtained, the listed entity shall provide detailed reasons along with confirmation whether the transactions were subsequently approved/ratified/rejected by the Audit committee.

		(b) NA	(b) Please refer point no. 8(a)
9.	Disclosure of events or information:
	The listed entity has provided all the required disclosure(s) under Regulation 30 along with Schedule III of Listing Regulations within the time limits prescribed thereunder.	Yes	-
10.	Prohibition of Insider Trading:
	The listed entity is in compliance with Regulation 3 (5) & 3 (6) of SEBI (Prohibition of Insider Trading) Regulations, 2015.	Yes	-
11.	Actions taken by SEBI or Stock Exchange(s), if any:
	No actions taken against the listed entity/ its promoters/ directors/ subsidiaries either by SEBI or by Stock Exchanges (including under the Standard Operating Procedures issued by SEBI through various circulars) under SEBI Regulations and circulars/ guidelines issued thereunder (or)	Yes	-

	The actions taken against the listed entity/ its promoters/ directors/ subsidiaries either by SEBI or by Stock Exchanges are specified in the last column.	NA	No such event
12.	Resignation of statutory auditors from the listed entity or its material subsidiaries

In case of resignation of statutory auditor from the listed entity or any of its material subsidiaries during the financial year, the listed entity and / or its material subsidiary(ies) has / have complied with paragraph 6.1 and 6.2 of section V-D of chapter V of the Master Circular on compliance with the provisions of the Listing Regulations by listed entities.

		NA	No such event
13	Additional non-compliances, if any:
	No additional non-compliance observed for any SEBI regulation/circular/guidance note, etc. except as reported above.	NA	No such noncompliance

*Observations/Remarks by PCS are mandatory if the Compliance status is provided as 'No' or 'NA'

Assumptions & Limitations of Scope and Review:

1.	Compliance with the applicable laws and ensuring the authenticity of documents and information furnished, are the responsibilities of the management of the listed entity.

2.	Our responsibility is to certify based upon our examination of relevant documents and information. This is neither an audit nor an expression of opinion.

3.	We have not verified the correctness and appropriateness of financial Records and Books of Accounts of the listed entity.

4.

This Report is solely for the intended purpose of compliance in terms of Regulation 24A (2) of the Listing Regulations and is neither an assurance as to the future viability of the listed entity nor of the efficacy or effectiveness with which the management has conducted the affairs of the listed entity.

For Makarand M. Joshi & Co.

Company Secretaries

ICSI UIN: P2009MH007000

Peer Review Cert. No.: 6832/2025

Makarand M. Joshi
Partner
FCS No. 5533
CP No. 3662	Date: May 12, 2026
UDIN: F005533H000342067	Place: Mumbai